PRESS RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

BENGARA-II  BLOCK  FARM-OUT:

CHINESE CONSORTIUM TO DRILL FIVE WELLS

Langley, BC, Canada:  MARCH 6, 2003 – CONTINENTAL ENERGY CORPORATION, “Continental”, (OTC-BB: CPPXF) announced the farm-out to China Wisdom International (HK) Ltd. (“China Wisdom”) of a 40% share of Continental’s majority owned Apex (Bengara-II) Ltd. subsidiary and its million-acre “Bengara-II Block” production sharing contract (“PSC”) oil and gas exploration and production concession area located on and offshore East Kalimantan, Indonesia.

To earn its interest, China Wisdom is obliged under the farm-out agreement to pay the next US$ 720,000 of general and administrative and geological and geophysical expenditures made on the Bengara-II Block as a reimbursement of past costs. Additionally, China Wisdom shall pay for 100% of the costs of drilling, testing and completing five (5) exploration wells on the Bengara-II Block, three before end 2003 and two more by end 2004.

Continental’s subsidiary, Apex (Bengara-II) Ltd., shall continue to own 100% of the Bengara-II Block PSC. Upon fulfilling its farm-out agreement obligations China Wisdom shall have earned and take up a 40% share holding interest in Apex (Bengara-II) Ltd. Continental shall keep a 36% stake and existing partner, GeoPetro Resources Company, a 24% share. The name of Apex (Bengara-II) Ltd. will be changed to “Continental-Wisdom-GeoPetro (Bengara-II) Ltd.” (CWG-Bengara-II).

Once China Wisdom has invested the next US$ 720,000 cash and paid for and completed drilling the five exploration wells as per the farm-out agreement all further costs incurred under the Bengara-II PSC shall be paid for and shared by the three partners in proportion to their respective share holding interests.

Continental has named its President, Mr. Richard L. McAdoo, and its Chairman, Mr. Gary R. Schell, to the CWG-Bengara-II board of directors. China Wisdom has named its President, Mr. Wang Hong Jun, and Mr. Li Qiang to the board. GeoPetro has named Mr. S.J. Doshi. Mr. McAdoo is also named President and CEO of CWG-Bengara-II and Mr. Wang Hong Jun, also President of China Wisdom, is named CFO.

China Wisdom is newly formed Hong Kong company for this investment. It is owned by a consortium of mainland Chinese oil companies and investors including Sinopec Star Petroleum Exploration & Production Company, an affiliate of SINOPEC, the Chinese Petroleum and Chemical Corporation, (NYSE symbol: SNP) and Sichuan Petroleum Group Co. Ltd. an affiliate of state owned CNPC, China National Petroleum Company, group or PetroChina Company Ltd. (NYSE symbol: PTR) as it’s international affiliate is known.

Continental’s Chief Geophysicist, Mr. Jim Haebig, said of the five exploration wells that China Wisdom shall drill to earn its interest, “Jointly with China Wisdom’s technical experts we have selected the first five drilling locations that China Wisdom shall drill as part of its farm-in obligation. Two of the five wells are located onshore and will be drilled with a land drilling rig that China Wisdom plans to provide. The other three are located offshore but only in very shallow waters of depths of 10 to 30 feet in the delta of the Bulungan River. A barge mounted drilling rig will be needed to drill these. Each one of the five exploration wells to be drilled by China Wisdom shall test an entirely different play concept and the locations have been carefully chosen to enable testing of at least two and in some cases three and four vertically stacked zones which we hope have each trapped oil and gas accumulations. If any one of the 5 plays tested by the 5 farm-out wells successfully produces oil and gas then we already have identified numerous other drilling prospects associated with each play which would then, of course, become high priority drilling targets themselves. We would expect the cost of the onshore wells to total approximately US$ 4 Million each and the offshore wells about US$ 6 Million each.”

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release are forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more info please contact Craig Doctor,  Investor Relations, 604-278-4656 or Advisors, Alex Tassos & Associates 760-737-7000

Or Gary Schell, Director, at the Company’s Headquarters, 21795 64th Avenue, Langley, BC, V2Y-2N, BC, 604-532-6066.

President of China Wisdom, Mr. Wang Hong Jun, said following signature of the farm-out agreement, “This agreement culminates over one year of negotiations with Continental and a comprehensive evaluation of the oil and gas potential of the Bengara-II Block by our teams of technical experts. We are entirely confident that early exploration success will be achieved and that oil, gas and gas liquids production will be realized. We are planning to deliver two drilling rigs from China to the Bengara-II Block by mid summer to start drilling on our five exploration wells farm-in commitment. In addition to our five well exploration commitment we are eyeing a three well appraisal drilling program on the Bengara-II Block’s Makapan gas discovery with a view to early commercial development of that known gas, condensate and LPG resource. Continental and its technical team have done an exemplary job in already identifying many promising oil and gas prospects and drilling targets in the Bengara-II Block and our principal focus will be evaluating these prospects with the drill bit. Economic growth in China and the southeast and eastern Asia region is increasing at a rapid pace and there is a corresponding and ever growing demand for oil and gas in the region. Given current world oil and gas prices and possible supply disruptions in the middle east we are focusing on developing oil and gas supplies from other sources and the Chinese government has identified Indonesia in particular as a preferred source, making Indonesia the target for major Chinese oil and gas investment.”

Continental’s President, Mr. Richard L. McAdoo, said of the farm-out, “We are proud to welcome China Wisdom as our partners in the Bengara-II Block. China Wisdom shares our enthusiasm and confidence in the geological merits of the Bengara-II Block and its potential for realization of substantial oil and gas production and their five well drilling commitment represents an investment of approximately US$ 26 Million which reflects this confidence. Such investment represents over US$ 9 Million in direct value to Continental due to China Wisdom’s payment of drilling costs that would otherwise have to be paid by Continental to fund its 36% stake in the venture. The China Wisdom consortium also brings a tremendous amount of financial clout, technical resources and oil and gas expertise to the table and their participation with us as a partner will aid in our joint, early and thorough exploration and development of the Bengara-II Block to its fullest potential. In particular China Wisdom’s downstream experience, their stated intention to provide off-take agreements for any Bengara-II Block oil and gas liquids produced, coupled with their desire for additional investment in local petrochemical industries will provide ready markets for Bengara-II oil and gas and enable us to fast track any discoveries into commercial production.”

Continental Energy is a small but aggressive oil and gas exploration company focusing its efforts on discovering major reserves in Indonesia where it owns interest in production sharing contracts for two high potential exploration properties, the Yapen and Bengara-II Blocks, covering 3 million acres and a third development property for exploitation of the Bangkudulis Oil Field.

On behalf of the Board,

“Gary R. Schell”

___________________

Gary R. Schell

Director & Chairman of the Board

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release are forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, international terrorist acts, changes in local, regional or national economic or political conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more info please contact Craig Doctor,  Investor Relations, 604-278-4656 or Advisors, Alex Tassos & Associates 760-737-7000

Or Gary Schell, Director, at the Company’s Headquarters, 21795 64th Avenue, Langley, BC, V2Y-2N, BC, 604-532-6066.